Affiliated Computer Services, Inc.
2828 N. Haskell
Dallas, Texas 75204
March 31, 2006
Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Affiliated Computer Services, Inc. (“ACS”)
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 13, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005
Form 8-K Filed October 20, 2005
File No. 1-12665
Dear Mr. Skinner:
     This letter responds to the comments 1 and 2 of the Staff of the Division of Corporation Finance set forth in your letters dated October 3, 2005 and December 1, 2005 with respect to above referenced filings, and supplements our prior written responses dated October 18, 2005 and January 17, 2006, as well as our prior telephonic conferences with you and Mr. Mark Kronforst concerning these matters. Our response herein is limited to comment 1 of the Staff, as we acknowledge that the disposition of comment 2 will follow that of comment 1. For ease of reference, those comments are repeated below.
October 1, 2005 Comment Letter
Form 10-K for Fiscal Year Ended June 30, 2005
Consolidated Financial Statements
Consolidated Statements of Income, page 46
1.	Please tell us how you considered presenting costs that correspond to your revenues separately. See Rule 5-03(2) of Regulation S-X.
Note 22. Quarterly Results of Operations (unaudited), page 79
2.	Please explain why you do not disclose gross profit as required by Item 302(a)(1) of Regulation S-K.

December 1, 2005 Comment Letter
1.	We have read your response to prior comment number 1. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(2) of Regulation S-X. We believe that this will provide meaningful information and note that substantially all of your competitors listed on page 7 of your 2005 Form 10-K comply with this requirement. We further believe that complying with Item 5-03 will not sacrifice transparency and note that you will be able to retain your operating margin caption. In addition, providing a view of operations “through management’s eyes” and presenting information used by management to evaluate results may be accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 33-8350 and in segment data in accordance with SFAS 131. Please revise your presentation to comply.
2.	We have read your response to prior comment number 2 and do not believe it is appropriate for you to rely on SAB Topic 6.G that is intended to allow registrants in specialized industries to modify their presentations. We do not believe that your industry is specialized to the extent that a measure of gross profit is not required. In addition, we note that reporting gross profit does not preclude you from continuing to present operating income within these disclosures. Please revise your presentation to comply.
Response:
The Staff’s comment 1 relates to whether our income statement presentation complies with the general presentation requirement of Rule 5-03(2) of Regulation S-X (“Rule 5-03(2)”), since our income statement does not contain a caption entitled “cost of revenue.” Rule 5-03 requires an income statement classification according to the function of the expense – (cost of revenue, selling, general and administrative, etc.), whereas our income statement reports our various expenses by their nature – (salaries and wages, services and supplies, rent, lease and maintenance, depreciation and amortization, etc.).
We are aware of and have considered the general requirement of Rule 5-03(2) to report cost of revenue, and note the following guidance – “Costs and expenses may be classified and disclosed by function (cost of sales, selling expenses, and general administrative expenses), by nature (materials, wages, depreciation, and so forth) ... In SEC filings, categorization by function is required, although separation of costs by nature within a function is acceptable.”1 [Emphasis added] We have a single source of revenue, services, and substantially all of our total operating expenses (except those classified as “other operating expenses” per Rule 5-03) are incurred in the provision of our services to customers, and our income statement presentation merely follows the guidance above.2 Therefore, we believe we comply with the general requirement of Rule 5-03(2) as our captions report our cost of revenue “by nature,”

[1]	From Accounting Research Manager, a CCH database – Financial Statement Display and Presentation, Income Statement.

[2]	We note that Montogomery’s Auditing states “The term ‘operating expenses’ is sometimes used to describe costs and expenses incurred in generating revenues from the sale of services.” – Montgomery’s Auditing, Chapter 19, “Auditing Inventories and Cost of Sales.”

and our selling, general and administrative costs (“SG&A”) embedded therein, which are not separately reported, are immaterial. In other words, we provide a separation of our costs by nature within a single, implicit function – cost of revenue.3
The issue is then whether the SG&A costs that are embedded in our “by nature” income statement captions are sufficiently material to require a reclassification of those costs into a separate Rule 5-03(4) caption. We have concluded that they are not. We believe our financial statements taken as a whole are fairly stated in accordance with GAAP, and our SG&A costs are immaterial to require separate classification. We have supplementally provided a “side by side” comparison of our reported results for the six months ended December 31, 2005 and the estimated “pro forma” presentation that we believe would approximate the Staff’s Rule 5-03(2) presentation.
Background
In order to put into perspective the judgments that support our position, we believe it is useful to review the nature of our business and the industry in which we operate, the financial information used by market analysts, and certain characteristics of our company that we consider relevant to our assessment. We believe this analysis is appropriate under SAB 99, which we discuss further below.
Our market sector generally includes two types of competitors. The first includes those companies that started as product suppliers and then expanded their suite of offerings to include services. This group includes companies like IBM, Hewlett Packard and Unisys. These companies generally report a cost of revenue caption, which would be consistent with traditional manufacturing company reporting. The second competitor type includes those companies that, like ACS, generally only sell services, with any “product sales” being incidental and immaterial to the overall results of operations. This group includes companies like Accenture, EDS, and Hewitt. Several of our competitors in this group also provide detail of their cost of revenue “by nature.”
We are a provider of information technology (“IT”) and business process outsourcing (“BPO”) services to commercial and government clients under long-term contracts. Our revenues are principally recurring in nature due to long-term contractual arrangements. As an IT and BPO company, our services range from providing mainframe, midrange, desktop and network solutions to the outsourcing of administrative functions such as human resources, finance and accounting, customer care and payment services. Substantially all of our total operating expenses represents the “cost of revenue” incurred in the provision of those services. The “nature” of the expenses we incur includes wages and benefits of our personnel; rent, lease and maintenance – principally for electronic equipment, software and maintenance to provide services, and facilities where services are provided; services and supplies – principally for the

[3]	We observe that other companies within our industry and in other service industries also provide “by nature” detail of their cost of revenue, and do not report a single caption entitled cost of revenue.

costs of telecommunications and other services we consume in the provision of our services, such as subcontractors; and depreciation and amortization – principally related to owned electronic equipment used in the delivery of our services, amortization of software licenses necessary to serve our customers, and amortization of customer intangible assets.
We have a flat organization structure and based on available information, we believe that our SG&A costs have historically been low. Substantially all of our segment level organization is fully dedicated to the provision of our services to customers. A significant portion of our estimated SG&A resides in our Corporate organization, comprised of our executive management, and the customary corporate functions such as HR, Legal, and Finance and Accounting, etc. Our segment operations also have separate Finance and Accounting organizations, as well as Sales organizations.
We are followed by over 20 industry market analysts. Approximately 98% of our Class A common stock is held by institutional investors. We believe institutional investors use the published reports of these market analysts in their investment decisions. We have not received questions, comments or criticisms from these market analysts about the lack of disclosure of our cost of revenue, gross profit, or SG&A. We believe that market analysts primarily use the following metrics and income statement captions as key measures to evaluate performance among companies in our industry.
●	Reported Metrics
m	Revenue

m	Total Operating Expenses

m	Operating Income/Margin

m	Pretax Profit

m	Net Income

m	EPS

m	Operating Cash Flow
●	Operational and Non-GAAP Metrics
m	Internal Revenue Growth

m	Free Cash Flow

m	EBITDA

m	Ratio of Capital Expenditures to Revenues

m	New Business Bookings

m	Sales Pipeline
Because we operate in a service industry, and based on available information, we do not believe that market analysts use cost of revenue as a financial measure of comparison. Even though many of our competitors report a caption entitled cost of revenue, we note that neither the cost of revenue and the gross profit that can be derived therefrom, nor SG&A are utilized in published reports of many industry analysts. In fact, we observe that many analysts actually focus more on operational metrics in performing their analyses, none of which are affected by our presentation. Our presentation provides substantial specificity about the nature of the costs we incur, which we believe market analysts and investors find useful and relevant.

Therefore, we believe that our income statement presentation provides incremental utility or value to analysts and investors by providing detail of our costs “by nature.” We believe it is instructive to observe that many analysts do not focus on or emphasize cost of revenue, gross profit, or SG&A even with respect to those competitors whose income statements present such information. Accordingly, the lack of disclosure of SG&A expenses in our income statement does not impact any of the key metrics used by many market analysts.
Since the Company’s initial public offering in 1994, we have consistently reported our costs and expenses “by nature” rather than “by function,” both in periodic reports, and in equity and debt registrations. Our executive management analyzes company performance on the basis of operating margin, including the impact of the expense line items presented in our income statement. Cost of revenue or gross profit is not a meaningful metric for our management. Furthermore, our incentive compensation programs for employees are based on measures that do not include cost of revenue, gross profit or SG&A. By disclosing the “nature” of our costs, we believe we have presented our results of operations “through management’s eyes.”
Accordingly, since we believe our SG&A costs are immaterial and are not required to be separately reported, we do not believe any meaningful disclosure has been omitted by our presentation.
We have considered the general requirement of Rule 5-03(2) to report cost of revenue, and believe we comply when we report our cost of revenue “by nature,” since our SG&A is immaterial. We believe we have applied reasonable judgment in arriving at our conclusion that our presentation complies with Rule 5-03(2). Our judgment also relies on Staff guidance in Rule 4-02 of Regulation S-X that states “If the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.” Our judgment also considers the cost/benefits analysis of changing our internal systems. The discussions that follow summarize various factors supporting our conclusion.
Quantitative Assessment
In connection with our response, we prepared an estimate of our SG&A costs that would otherwise be separately reported under Rule 5-03(4). We have over 13,000 cost centers within our organization and the costs in each are mapped to our income statement reporting format. Our financial information systems are not designed to electronically capture and categorize the portion of our operating expenses that would represent SG&A costs. Therefore, in order to estimate the amount of our consolidated SG&A costs, we had to undertake a totally manual process.
Substantially all of our reported total operating costs, (except our reported “other operating expenses”)4 are incurred in the provision of services to customers. We estimated the SG&A costs that would be separated from the aggregate of our total operating expenses to derive a

[4]	We believe our caption entitled “other operating expenses” is consistent with requirements of Rule 5-03.

“cost of revenue” and SG&A. In performing this analysis, we used the results of operations for the first six months of our fiscal year 2006, ended December 31, 2005. These results include stock-based compensation costs under SFAS 123(R), which we adopted as of July 1, 2005 using the modified prospective approach, which we believe should be included in determining a “run rate” analysis of our costs.
Our operating costs that would be separated from “cost of revenue” and classified as SG&A include $42 million of our corporate overhead disclosed in our segment footnote.5 These costs include our executive management, legal, risk management, HR, and other traditional corporate functions. We estimate that SG&A costs incurred at our corporate level, but allocated to and reported in our operating segments’ results, such as HR, audit fees, etc., totaled $19 million.6 We estimate that the finance and accounting, legal, and sales costs included in the segments’ operating results that would be classified as SG&A totaled $97 million. Therefore, we estimate total SG&A costs were $158 million for the six-month period. These SG&A costs include allocations of rent, lease, depreciation, etc.
In estimating our SG&A costs, we made certain assumptions. We included 100% of the segment level executive management in SG&A costs. We define this layer of management to include the Group President and the Managing Directors leading the individual lines of business. The next layer of our segment management cost is estimated to be approximately $54 million for the six-month period, and is primarily dedicated to the provision of and delivery of our services to customers. However, in order to develop a high end of a “range” of SG&A costs, we assumed that up to 50% of this cost could be allocable to SG&A activities. On the basis of this assumption, our estimated SG&A costs for the six-month period would have ranged up to $185 million.7 We included 60% of our stock-based compensation costs in our total SG&A, as we estimated that about 40% of these costs would be allocable to individuals engaged in providing services to customers. We also excluded certain SG&A costs allocated to cost-plus contracts with governmental entities where we are contractually allowed to include these as reimbursable costs. We believe all reimbursable costs under cost plus contracts would be appropriately classified as cost of revenue.
Using a range of $158 million to $185 million for our total estimated SG&A for the six-month period, we calculated the following ratios:

	Low	High
SG&A costs/revenues	5.9%	6.9%
SG&A costs/total operating expenses	6.8%	7.9%

[5]	Corporate expenses of $60.6 million as reported in our segment footnote include certain costs that are appropriately reported on our income statement in “other operating expenses.” Therefore, only $42 million of the total would be classified as SG&A.

[6]	While a portion of these expenses may be considered cost of revenue, we allocated all of these costs to SG&A for purposes of this analysis.

[7]	This is an arbitrary assumption for purposes of this analysis. We do not track the time of our managers relating to the activities in which they are engaged, and we have performed no specific analyses to determine how much of these costs, if any, would be allocable to SG&A.

We have supplementally provided a “side by side” comparison of our reported results and the estimated “pro forma” presentation that we believe would approximate the Staff’s Rule 5-03(2) presentation. Our presentation variance has no effect on reported total revenue, total operating expenses, operating income, pretax profit, net income, earnings per share, total assets, cash flow measures, or on the other operational metrics that market analysts use. The variance in presentation is limited to the reclassification of amounts of SG&A that are embedded in our reported “by nature” cost of revenue captions.
We are aware of no specific quantitative guidelines to assist in an assessment of materiality of a presentation difference. We note the 10% threshold in Rule 5-03 for reporting types of revenue. Rule 5-03(2) then requires reporting cost of revenue for each category of revenue reported. We have only one category of revenue, services, and as stated above substantially all of our operating expenses are incurred in the provision of our services. We are merely reporting the “nature” of our costs incurred in the provision of services, with SG&A that would otherwise be separately reported, being immaterial. Using the 10% benchmark, we note that our SG&A cost ratios set forth above fall below this guideline.
Cost/benefits Analysis
Our cost/benefits assessment is guided in part by the conceptual framework of FASB Concepts Statement No. 2, “Qualitative Characteristics of Accounting Information,” (“CON2”).
The summary conclusions state “In order to justify requiring a particular disclosure, the perceived benefits to be derived from that disclosure must exceed the perceived costs associated with it. ... The Board cannot cease to be concerned about the cost-effectiveness of its standards. To do so would be a dereliction of its duty and a disservice to its constituents.”
Paragraph 32, 33 and Figure 1 also provide guidance. “Without usefulness, there would be no benefits from information to set against its costs.” Figure 1 identifies a cost/benefits analysis as the first pervasive constraint for accounting information. “The primary qualities are that accounting information shall be relevant and reliable. If either of those qualities is completely missing, the information will not be useful.”
Paragraphs 133 – 144 further discuss a cost/benefits analysis.
We believe these concepts are relevant to our assessment. Published reports of many analysts that cover our industry do not focus on specific income statement captions, such as cost of revenue or SG&A. Also, we would not utilize the information internally. Therefore, no constituency would benefit from a revised format; a cost/benefits analysis does not support a change in our presentation.
We also believe that the SEC and the Staff consider a cost/benefits analysis in their regulatory framework. Recent public Staff testimony emphasizes this cost/benefits analysis in financial reporting, “Preparers of financial information must be committed to issuing financial reports to communicate with investors, rather than focusing solely on complying with rules and standards. ... And regulators must formulate a disclosure regime that requires the disclosure of necessary and appropriate information without overburdening preparers and investors.”8 Staff comments before the AICPA National Conference on Current SEC & PCAOB Developments in December 2005 also emphasize the need to weigh the costs and benefits of regulatory actions. Staff comments at that Conference encouraged preparers and auditors to exercise reasonable judgment in the application of GAAP, and indicate that the Staff generally will not take exception to a registrant’s reasoned judgment. We believe we have complied with these criteria in applying our judgment. We believe our presentation communicates the enhanced transparency that underlies the theme of these principles.
The following factors support our cost/benefits assessment.
We currently use eight source financial systems domestically, statutory financial systems in each of the foreign countries in which we operate, and a consolidation system. Each financial system is designed to capture and report costs and expenses in the “by nature” format that we currently present, and does not differentiate between costs of revenue and other costs. Management uses this data to review operations and will continue to do so. We would have to establish parallel system data capture and reporting structures in each of these financial systems to map the existing financial data to facilitate Rule 5-03(2) and Rule 5-03(4) reporting.
Our personnel are mapped to a cost center related to the operations with which they are associated. We have over 13,000 cost centers in which our results of operations are captured across the various systems. These cost centers may be solely administrative – for example, our line of business managing executives; may be solely operational – for example, our contract level strategic business unit level personnel; or may be a split of administrative and operational costs. In order to report cost of revenue, we would have to create and maintain a separate reporting structure, including new cost centers, solely to facilitate compliance with the Staff’s proposal, for all periods presented. This will cause movement of personnel in our payroll systems as well as the finance systems, in order to assign the personnel to the correct category of cost center, which would be a manual process. In some cases, personnel have both operational and administrative functions, and we would be required to develop methodologies or time keeping systems to determine the appropriate allocation of their costs. This structure would only be used to facilitate external reporting to comply with Rule 5-03(2), and would not be used by management for internal purposes. We do not believe such a change would provide analysts and investors with incremental utility, given the immaterial amount of our SG&A expenses and our SAB 99 conclusions.

[8]	Testimony by Scott A. Taub, Acting Chief Accountant for the SEC, on behalf of the Commission before the House Financial Services Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, March 29, 2006.

Our reporting structure is used not only for management analysis and external reporting, but to determine incentive compensation for our employees on an annual basis. We have several incentive compensation plans that cover employees across multiple lines of business, including senior management. Incentive compensation is linked to the annual growth in several performance metrics, none of which are based on the information that would be reported in the revised format. We would continue to rely on our current systems and internal presentation to determine our annual incentive compensation, and would not utilize the information derived from the revised reporting.
Cost of revenue is not a measure of financial performance that the Company differentiates internally, and the financial information management uses to manage and monitor the business, make decisions and evaluate personnel does not facilitate this reporting. We do not differentiate between cost of revenue or SG&A costs to perform and evaluate our new business modeling or determine the pricing for our services. We use operating income which includes all these expenses, and we evaluate and make decisions based on the expected operating margin, not a gross profit or gross margin basis. Our segment disclosure would not change from that which we currently report.
While we have not determined an estimate of the time and cost, as a global company we believe it would entail tens of thousands of man-hours and millions of dollars to develop new systems, design and implement the controls under SOX 404, and have our independent accountants test the new system. We do not believe a cost/benefits analysis, coupled with the immaterial amounts of SG&A involved, supports incurring the time and expense to change our systems. The costs and time associated with developing and maintaining a separate reporting structure for compliance with this proposal far outweigh the benefits to the investors.
Materiality Guidance
In performing our materiality assessment we considered the guidance in CON2, as well as SAB 99.
SAB 99 states “A matter is material if there is a substantial likelihood that a reasonable person would consider it important.” SAB 99 also states that materiality should consider “the factual context in which the user of financial statements would view the financial statement item.” CON2 discusses materiality in its summary conclusions, and defines materiality as “The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” CON2’s summary conclusions state, “A decision not to disclose certain information may be made, say, because investors have no need for that kind of information (it is not relevant) or because the amounts involved are too small to make a difference (they are not material).” The concept of relevance is also discussed in CON2, and is defined as “The capacity of information to make a difference in a decision by helping users to form predictions about the outcomes of past, present, and future events or to confirm or correct prior expectations.” Relevance is further discussed in paragraphs 46 – 57 of CON2.
CON2, Appendix C discusses quantitative considerations. Paragraph 163 cites the judgment of the Tenth Circuit Court of Appeals which indicated that information is material if “... the trading judgment of reasonable investors would not have been left untouched upon receipt of such information.” Paragraph 168 also discusses materiality in the context of its impact on security trading prices, and suggests an item is material if its disclosure would have an incremental impact on trading prices of securities. We do not believe that reporting a cost of revenue or SG&A would have an impact the trading prices of our common stock, insofar as market analysts use a discounted cash flow model to determine their price expectations and quotes.
The traditional quantitative metrics to consider when evaluating a misstatement are unaffected by our presentation – revenues, total operating expenses, operating income, operating margin, pretax profit, net income, earnings per share. Also, the operational metrics that analysts use to evaluate performance are unaffected by our presentation. For the reasons discussed above, we do not believe the qualitative characteristics described in CON2 and SAB 99 are met. We believe this issue is whether separate reporting of SG&A costs is material, and we have concluded it is not. Appendix 1 discusses other qualitative and quantitative factors from SAB 99.
Conclusion
We believe our financial statements taken as a whole are fairly stated in accordance with GAAP, and our SG&A costs are immaterial and separate reporting is not required. We do not believe a cost/benefits analysis justifies changing our systems to separately report SG&A costs in accordance with Rule 5-03(4) as long as the impact continues to be immaterial. We do not believe we have omitted material disclosure from our financial statements, or that our lack of disclosure of SG&A costs would influence the judgment of a reasonable person.
However, we propose to enhance the disclosure in our filings, on a prospective basis, in order to emphasize to investors that (i) our income statement captions are presented based on the nature of the costs incurred, (ii) substantially all of our operating costs are incurred in the provisions of our services to customers, and (iii) our SG&A costs embedded therein are not material. In our income statement, we would classify those costs incurred in the provision of our services, which includes an immaterial portion of SG&A expenses, as Cost of Revenue, and provide a subtotal thereof. We would continue to classify our other operating expenses in accordance with Rule 5-03.
We also commit to continue to monitor the estimated levels of our SG&A expenses that would otherwise be separately reported.

In connection with our response, we acknowledge that:
●	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

●	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Affiliated Computer Services, Inc.

Charles E. McDonald
Senior Vice President
and Chief Accounting Officer

Appendix 1

Affiliated Computer Services, Inc.	Appendix 1
File No. 1-12665
Materiality Assessment – Consideration of SAB 99 Factors
The primary authoritative literature to guide a materiality judgment is SAB 99 “Materiality.” None of the traditional measures against which materiality is tested (impact on operating income, pre-tax income, net income, earnings per share, total assets, etc.) are affected by our presentation. There would be no change in any of those metrics. Further, other operational metrics such as internal revenue growth, free cash flow, ratio of capital expenditures to revenue and new business bookings that market analysts use should also be considered in a materiality assessment, and are also unaffected by our presentation.
We considered the following guidance.
●	SAB 99, Materiality

●	AU Section 9312, Audit Risk and Materiality in Conducting an Audit: Auditing Interpretations of Section 312

●	FASB CON2, Qualitative Characteristics of Accounting Information
The following factors combine the guidance in SAB 99 and paragraph 17 of AU Section 9312, Audit Risk and Materiality in Conducting an Audit: Auditing Interpretations of Section 312. For purposes of this analysis, we have used the term “misstatement,” as used in the authoritative guidance, to refer to the variance of our income statement presentation from what is technically required by Rule 5-03.
●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.[9]
m	The recommended presentation would be capable of precise measurement only after a significant overhaul of our current financial systems to capture information in this format.
●	Whether the misstatement masks a change in earnings or other trends, particularly profitability.
m	This factor is N/A.
●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
m	This factor is N/A.

m	Analysts’ estimates include, among others, internal revenue growth, EPS, and new bookings.

[9]	CON 2, paragraph 130. Another factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases.

●	Whether a misstatement changes a loss into income or vice versa.
m	This factor is N/A. There is no impact on operating income, net income, or EPS.
●	Whether the misstatement affects the registrant’s compliance with regulatory requirements (Statutory or regulatory reporting requirements, or regulatory provisions).
m	None, other than the presentation variance from Rule 5-03(4). We provide detail of our costs “by nature” within the function of cost of revenue.
●	Whether the misstatement affects compliance with loan covenants or other contractual requirements.
m	This factor is N/A. Our covenants are based on net income, EBITDA or cash flow, all of which are unaffected by the presentation issue.
●	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
m	The metrics upon which management is evaluated and compensated – total revenue growth, operating income growth, pretax profit growth, earnings per share growth, and free cash flow as a % of revenue – are unaffected by the presentation issue.
●	Whether the misstatement involves concealment of an unlawful transaction.
m	This factor is N/A.
●	Management expects that a known misstatement may result in a significant positive or negative market reaction.
m	This factor is N/A.
●	Is the misstatement intentional in order to manage earnings.
m	The presentation difference has no impact on reported earnings or EPS.
●	The demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.
m	Our stock price movement, for the most part, is sensitive to overall market conditions, and to conditions and expectations of our industry. Our stock price is impacted by performance measures which are unaffected by the presentation issue.

m	Many market analysts do not use specific income statement caption information, such as cost of revenue in their published evaluations.

●	Pervasiveness of the misstatement, such as whether it affects the presentation of numerous financial statements items.
m	The financial statement line items impacted are cost of revenue and SG&A expenses.

m	Our analysis indicates that SG&A costs would be about 6% — 7% of revenues, thereby impacting cost of revenue by the same amount.

m	Total revenues, total operating expenses, operating income, pretax profit, net income, EPS and cash flow measures are unaffected.

m	The operational metrics that many analysts use are unaffected.
●	The likelihood that a misstatement that is currently immaterial may have a material effect in future periods because of a cumulative effect, for example, that builds over several periods.
m	This factor is N/A.
●	The existence of offsetting effects of individually significant but different misstatements.
m	The presentation issue is not material to our overall financial statement presentation.

m	The presentation variance impacts only cost of revenue and SG&A expenses, by an equal and offsetting amount.

m	There is no impact on other income statement captions.
●	The propriety of offsetting misstatements that are inherently imprecise with those that are susceptible to more precise determination.
m	This factor is N/A.
●	The motivation of management with respect to the misstatement, for example, (i) an indication of a possible pattern of bias by management when developing and accumulating accounting estimates or (ii) a misstatement precipitated by management’s continued unwillingness to correct weaknesses in the financial reporting process.
m	This factor is N/A.
Consideration of the Segment Impact
Materiality should be considered at the segment level. An income statement presentation in accordance with Rule 5-03(2) for external reporting purposes would not affect the internal information reviewed by management. Accordingly, we do not believe our segment information would change from that which we currently report. Therefore, the following factors are assessed as N/A.
●	A misstatement of revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important.

●	Whether the misstatement concerns a segment of the registrant’s business that plays a significant role in the registrant’s present or future operations or profitability.

●	Whether the misstatement impacts segment trends.
Other factors to consider
●	The significance of the misstatement.
m	Discussed above.
●	How the misstatement arose.
m	The issue relates to SG&A costs embedded in the “by nature” detail amounts of our cost of revenue, and not separately reported per Rule 5-03(4).

m	Our presentation has been consistently followed since becoming a public registrant in 1994.
●	The sensitivity of the circumstances surrounding the misstatement, for example, the implications of misstatements involving fraud and possible illegal acts, violations of contractual provisions, and conflicts of interest.
m	This factor is N/A.
●	The significance of the financial statement element affected by the misstatement, for example, a misstatement affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item.
m	This factor is N/A.
●	The cost of correcting the misstatement.
m	We believe the cost of implementing new systems and procedures to comply with Rule 5-03(2) presentation is excessive considering the benefits to be derived.

m	We believe a cost/benefit analysis does not support a conclusion to change our presentation.
●	The clarity of authoritative accounting guidance with respect to the misstatement.
m	We acknowledge the general requirement of Rule 5-03(2), and believe we comply when we provide detail “by nature” disclosure of our cost of revenue. However, we do not separately state SG&A expenses due to their immateriality.

m	We believe that the impact is immaterial, and that our judgment is supported by the factors discussed herein, including the guidelines of Rule 4-02, SAB 99 and CON2.